UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 2)


                              RIT TECHNOLOGIES LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   M8215N 109
--------------------------------------------------------------------------------

                                 (CUSIP Number)

             Boris Vitalievich Granovskiy
               Chief Executive Officer
               STINS COMAN Incorporated
               126 Pervomayskaya Street
                 Moscow 105203 Russia
                Tel: +7 495 231-30-60

--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 12, 2008
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. M47095100



----------- --------------------------------------------------------------------
            NAME OF REPORTING PERSONS

    1       Stins Coman Incorporated


----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) |_|
                                                                      (b) |_|


----------- --------------------------------------------------------------------
     3      SEC USE ONLY


----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS*
            OO

----------- --------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2 (D)  OR  2 (E)                                    |_|


----------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Russia

------------------------------ --------- ---------------------------------------
                                         SOLE VOTING POWER
                                  7      0
          NUMBER OF                      SHARED VOTING POWER
           SHARES                 8      12,471,242 shares
        BENEFICIALLY                     SOLE DISPOSITIVE POWER
          OWNED BY                9      0
            EACH                         SHARED DISPOSITIVE POWER
          REPORTING               10     12,471,242 shares
         PERSON WITH

----------- --------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    12,471,242 shares

----------- --------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         |_|
             CERTAIN SHARES*     [ ]


----------- --------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 59.8%


----------- --------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                                  CO

----------- --------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. M47095100



----------- --------------------------------------------------------------------
            NAME OF REPORTING PERSONS

    1       Sergey Nikolayevich Anisimov


----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) |_|
                                                                      (b) |_|


----------- --------------------------------------------------------------------
     3      SEC USE ONLY


----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS*
            N/A

----------- --------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2 (D)  OR  2 (E)                                    |_|


----------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Russia

------------------------------ --------- ---------------------------------------
                                         SOLE VOTING POWER
                                  7      0
          NUMBER OF                      SHARED VOTING POWER
           SHARES                 8      12,471,242 shares
        BENEFICIALLY                     SOLE DISPOSITIVE POWER
          OWNED BY                9      0
            EACH                         SHARED DISPOSITIVE POWER
          REPORTING               10     12,471,242 shares
         PERSON WITH

----------- --------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    12,471,242 shares

----------- --------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         |_|
             CERTAIN SHARES*     [ ]


----------- --------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 59.8%


----------- --------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                                  IN

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. M47095100



----------- --------------------------------------------------------------------
            NAME OF REPORTING PERSONS

    1       Boris Vitalievich Granovskiy


----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) |_|
                                                                      (b) |_|


----------- --------------------------------------------------------------------
     3      SEC USE ONLY


----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS*
            N/A

----------- --------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2 (D)  OR  2 (E)                                    |_|


----------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Russia

------------------------------ --------- ---------------------------------------
                                         SOLE VOTING POWER
                                  7      0
          NUMBER OF                      SHARED VOTING POWER
           SHARES                 8      12,471,242 shares
        BENEFICIALLY                     SOLE DISPOSITIVE POWER
          OWNED BY                9      0
            EACH                         SHARED DISPOSITIVE POWER
          REPORTING               10     12,471,242 shares
         PERSON WITH

----------- --------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    12,471,242 shares

----------- --------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         |_|
             CERTAIN SHARES*     [ ]


----------- --------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 59.8%


----------- --------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                                  IN

----------- --------------------------------------------------------------------

This Amendment No. 2 amends and supplements the Statement (as amended from time to time, the "Statement") on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.1 each ("Ordinary Shares"), of RiT Technologies Ltd. (the "Issuer"), previously filed with the Securities and Exchange Commission ("SEC") by Stins Coman Incorporated, Sergey Nikolayevich Anisimov and Boris Vitalievich Granovskiy (together, the "Reporting Persons"), the last amendment of which was filed with the SEC on August 4, 2008.


Unless otherwise defined in this Amendment No. 2, capitalized terms have the meanings given to them in the Statement.

The following amends and supplements Items 2, 3, 4, 5, 6 and 7 of the Statement.

Item 2.  Identity and Background

Items 2(a), (b) and (c) of the Statement are hereby amended and supplemented as follows:

Stins Coman Incorporated ("Stins Coman"), a Russian corporation headquartered in 126 Pervomayskaya Street, Moscow 105203, Russia, is a holding company for fifteen technology companies. Stins Coman is one of the leading Russian suppliers of hi-tech equipment and solutions in the field of information systems and technologies.

Sergey, Nikolayevich Anisimov, a Russian citizen, serves as the Chairman of the Board of Directors of Stins Coman and is the owner of 50.6% of the shares of Stins Coman. As such, Mr. Anisimov may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by Stins Coman.

Boris Vitalievich Granovskiy, a Russian citizen, serves as Stins Coman's Chief Executive Officer and is the owner of 10.5% of the shares of Stins Coman. As such, Mr. Granovskiy may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by Stins Coman.

The address of each of the Reporting Persons, other than Stins Coman, is set forth in Schedule A.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

         The acquisition of Ordinary Shares reported in this Amendment No. 2 was funded out of the working capital of Stins Coman, and, in part, with the proceeds of a loan that Stins Coman received pursuant to a loan agreement with TEMBR-BANK (the "Bank"), dated September 10, 2008 (the "Credit Agreement"). Pursuant to the Credit Agreement, the Bank loaned to Stins Coman 2 million Euros for a term of one year.

         The foregoing description of the Credit Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the summary of the Credit Agreement, which is incorporated by reference as exhibit to this Amendment No. 2.

Item 4.           Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

         The Ordinary Shares were acquired by the Reporting Persons for investment purposes and to gain a position to exercise sufficient influence or control over the Issuer. The Reporting Persons reserve the right to change such plan and intentions at any time as they deem appropriate.

         The Reporting Persons may acquire additional Ordinary Shares, dispose all or some of these shares from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Ordinary Shares, depending on business and market conditions, continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Persons intend, from time to time, to communicate with other shareholders and management of the Issuer about maximizing the value of the Ordinary Shares.

         Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such actions set forth in this response to
Item 4 and any other actions as the Reporting Persons may determine.

         Presently, the Reporting Person has no plans or proposals which would relate or results in any of the following matters, except as set forth herein:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f. Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

j.            Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The Issuer has advised the Reporting Persons that there were 20,835,420 Ordinary Shares outstanding on September 15, 2008. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

(a), (b)  As of September 15, 2008:

         Stins Coman is the beneficial owner of, and may be deemed to share the power to vote and dispose of, 12,471,242 Ordinary Shares, constituting approximately 59.8% of the outstanding Ordinary Shares of the Issuer.

         Mr. Anisimov and Mr. Granovskiy may be deemed the beneficial owners of, and to share the power to vote and dispose of the 12,471,242 Ordinary Shares held by Stins Coman. Mr. Granovskiy disclaims beneficial ownership of all of the Ordinary Shares reported in this Statement.

         Except with respect to Mr. Anisimov and Mr. Granovskiy, the Reporting Persons are not aware of any executive officer or director named in Schedule A to the Statement, beneficially owning any Ordinary Shares.

(c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Schedule A to the Statement, purchased or sold any Ordinary Shares in the past sixty days, except as set forth below:

            Stins Coman made the following purchases of Ordinary Shares:


Date                            Amount of Ordinary Shares        Average Price Per Share  Type of Transaction
----                            -------------------------        -----------------------  -------------------

September 15, 2008                         6,153,846                        $0.65              Private Placement*
September 12, 2008                            24,043                        $0.88                 Open Market
September 9, 2008                             32,938                        $0.87                 Open Market
September 8, 2008                             26,941                        $0.78                 Open Market
July 23, 2008                                 33,138                        $0.64                 Open Market
July 22, 2008                                 50,000                        $0.63                 Open Market
* See Item 6.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

         On June 13, 2008, the Issuer entered into a short-term loan agreement with Stins Coman (the "Loan Agreement"), pursuant to which Stins Coman agreed to extend to the Issuer an unsecured loan of up to $4 million at an annual interest rate of 2.47%. On July 22, 2008, the Issuer entered into a binding Memorandum of Understanding ("MOU") with Stins Coman, for a private issuance by the Issuer of newly issued Ordinary Shares. Pursuant to the MOU, the outstanding loan amount and the interest accrued thereon will convert, at the closing, into Ordinary Shares at a conversion price of $0.65 per share. Pursuant to the MOU, the Issuer will make reasonable commercial efforts to register for resale the newly issued Ordinary Shares under the Securities Act of 1933, as amended, within six months following demand by Stins Coman.

         As contemplated by the MOU, on September 11, 2008, the parties entered into a definitive Securities Purchase Agreement (the "Purchase Agreement") setting forth the terms of the transaction. Rather than converting the $4 million short term loan that Stins Coman agreed to extend to the Issuer in June 2008, the Purchase Agreement provided for a direct investment of $4 million.

         At the closing of the Purchase Agreement, that occurred on September 15, 2008, the Issuer issued to Stins Coman 6,153,846 Ordinary Shares for a total investment of $4 million, reflecting a $0.65 purchase price per share. In conjunction with the closing, the $2 million short term loan that was previously extended to the Issuer was repaid in full and the Loan Agreement was terminated.

         The foregoing description of the MOU and Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the MOU and Purchase Agreement, which are incorporated by reference as exhibits to this Amendment No. 2.

         See also Item 3 which is incorporated by reference herein.

Item 7.           Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

         Schedule A         Name, citizenship, residence or business address
                            and present principal occupation of the directors and executive officers of Stins Coman (1)

         Exhibit 1          Joint Filing Agreement Dated July 29, 2008 (2)
         Exhibit 2          Memorandum of Understanding (3)
         Exhibit 3          Securities Purchase Agreement (4)
         Exhibit 4 Summary of Russian-language Credit Agreement between Stins Coman and TEMBR-BANK, dated September 10, 2008


(1) Filed as Schedule A to the Reporting Persons's Schedule 13D/A filed with the SEC on August 4, 2008, and incorporated herein by reference.

(2) Filed as Exhibit 99 to the Reporting Persons's Schedule 13D/A filed with the SEC on August 4, 2008, and incorporated herein by reference.

(3) Filed as Annex A to the Issuer's Notice and Proxy Statement filed with the SEC on July 24, 2008 as Exhibit 99.3 to the Issuer's Report on Form 6-K, and incorporated herein by reference.

(4) Filed as Exhibit 99.2 to the Issuer's Report on Form 6-K filed with the SEC on September 17, 2008, and incorporated herein by reference.

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2008


STINS COMAN INCORPORATED

By:   /s/ Boris Vitalievich Granovskiy
      -----------------------------------

      Name: Boris Vitalievich Granovskiy
      Title: Chief Executive Officer, Director



By:   /s/ Sergey Nikolayevich Anisimov
      -------------------------------------

      Name: Sergey Nikolayevich Anisimov


By:   /s/ Boris Vitalievich Granovskiy
      -------------------------------------

      Name: Boris Vitalievich Granovskiy

                                    EXHIBIT 4
                  Summary of Russian-language Credit Agreement

The Borrower: Stins Coman Incorporated

The Lender: TEMBR-BANK

Date: September 10, 2008

Principal Amount: 2 million Euros

Purpose: To finance the purchase of Ordinary Shares of RiT Technologies Ltd.

Maturity Date: September 8, 2009.

Interest Rate: 15% annual

Payment of Interest: Once a month

Collateral: To secure the loan, the Borrower granted the Lender pledges of (1) leasehold of agricultural land in the area of Moscow; (2) the regular shares of Stins Coman owned by Ms. Shibaeva, a shareholder in Stins Coman; (3) the regular shares of Stins Coman owned by Mr. Anisimov, a shareholder in Stins Coman; (4) the regular shares of "GIPROGAZOOTCHISTKA" owned by Ms. Shibaeva, a shareholder in "GIPROGAZOOTCHISTKA"; (5) the regular shares of "GIPROGAZOOTCHISTKA" owned by Mr. Anisimov, a shareholder in "GIPROGAZOOTCHISTKA."

Negative Covenants: The Borrower may not close its foreign currency bank account in the Lender.

Events of Default: The Lender may demand an immediate repayment upon the following events: [a] failure to pay the interest or the principal amount within 5 days of the due dates; [b] changing the purpose of the credit, as detailed in the Credit Agreement; [c] failure to maintain the bank account; [d] any debit in the budgeted and unbudgeted funds, and in the employee wages; [e] decline in the financial state of Borrower; [f] bankruptcy; [g] reorganization or liquidation of Borrower; [h] existence of circumstances indicating that the principal amount will not be returned; [i] foreclosure on assets and cash of Borrower; [j] failure in securing the pledges as defined in the Credit Agreement.